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Minority-ownedImmigrant-owned
Bakeshack

Bakery

12146 South St.
Artesia, CA 90701
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $10,000 invested.
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THE PITCH
Bakeshack is seeking investment to open a location.
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Meet Bakeshack

We were founded in the summer of 2013. During this time, the Cottage Food Law had just been passed, which allowed home-bakers and artisans to offer their products to consumers through the Farmer's markets. We were passionate about making NY-style thin crust pizza but the law only allowed us to sell our sourdough breads and pastries. We believed that there was no other vendor selling our style of breads and pastries so we decided to go ahead and take the leap in our home-based bakery. We started strong and got really positive feedback from customers. This allowed us to join bigger markets during the weekend and reach even more customers who truly supported us from the beginning. Working with limited capacity and equipment, we kept working and tried our best to produce as much as we could to accomodate the growing demand for our products.

After building a community of support at farmers markets for the past 10 years, we've reached our production capacity so we are building our first location in the City of Artesia. This location will allow us to increase our production capacity and serve our growing community. This will also allow us to offer even more products like our NY-style pizzas and other specialty pastry items.

...

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OUR STORY

As artisan bread bakers, we have sold bread and pastries at the farmers markets for years. We pioneered the passing of the Cottage Food Law in California in 2012 because we believed that small business owners like us deserved to have a platform and means to offer our handmade products to consumers.

We banded with like-minded bread bakers in Los Angeles, raised funds by selling our breads and pizzas and lobbied the City Council to pass a Cottage Food bill.
We joined our very first farmer's market in Anaheim in the summer of 2013. Soon after, we were able to join bigger markets with busier crowds at the Playa Vista Farmer's market and Newport beach.
We bake as much as our limited space and equipment will allow us so we can serve as much as we could to our customers even if it means zero sleep during wekeends but seeing our customers happy makes it all worthwhile.
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OUR LOCATION

Our space at 12146 South St. in the City of Artesia is currently under construction and will be the perfect spot to serve our existing community and reach new customers.

Located near the Los Cerritos mall and the busy dine-out spots in the area.
Our spot is perfect for a quick grab of coffee and pastries in the morning before going to work or school. During lunch, we will have slices of NY-

style thin crust pizzas available.

We believe that we are unique despite having a few specialty coffee shops in the area since we are the only business making everything in-house from dough to finished product.

Everything is handmade and baked in small batches to keep everything fresh and we think that the community will truly appreciate that.

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INTENDED USE OF FUNDS

Construction is currently underway at our new location, and we are seeking funds to purchase equipment and put the finishing touches on the space. We are almost 90% done with construction and will soon need to purchase our baking equipment.

We will be using the funds to purchase large equipment such as a dough mixer, dough sheeter and additional refrigeration. This will help us become more efficient and consistent with our production.

We will also use some of the money to complete the installation of our electric deck oven. This oven is perfect for producing our rustic sourdough loaves, flaky croissants and kouignettes, and our thin-crust pizzas.

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OUR BAKERY

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OUR MISSION

Eat Real Bread.

When we started selling our products at the Farmer's markets, we had the idea that we will have to change people's minds about what they know as "bread". We are talking about the ones you buy at supermarkets filled with chemicals and additives.

We wanted people to understand that real bread only needs 4 ingredients - unbleached high quality flour, water, salt, and time.

We wanted to introduce our customers to a type of bread using sourdough or natural leaven where the dough rises for a long period of time to allow the bacteria to break down the gluten up to a point where bread will be easy to digest.

We wanted to bring back the glory days of bread when it was a staple in our dinner tables because it was made responsibly and it was nothing like the soft, no crust, zero flavor, chemical-laden mass produced thing we all got used to eating as bread over the years.

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PRESS

Breadwinners and new Disney space

Baking bread was Matt and Marlon Gokim's back-up plan. The Anaheim brothers had their sights set on launching a pizza-by-the-slice food truck. They even built a brick oven in the back yard to...

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OUR BREAD OFFERINGS

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OTHER ITEMS

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PIZZAS

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THE TEAM

Marlon Gokim

Head Baker

Matt Gokim

Viennoisserie/Pastry Head

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RECOGNITION

Our Carrot sourdough with cranberries and walnuts and Jalapeno-Cheddar demi-baguette were featured by the Orange County Magazine as part of their Breaking Bread series together with some of the top bakeries in OC.

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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Equipment purchase $27,975

Mainvest Compensation $2,025

Total $30,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$450,000	$495,000	$529,650	$556,132	$572,816
Cost of Goods Sold	$121,500	$133,650	$143,005	$150,155	$154,659
Gross Profit	$328,500	$361,350	$386,645	$405,977	$418,157

EXPENSES

Rent	$55,000	$56,375	$57,784	$59,228	$60,708
Utilities	$22,000	$22,550	$23,113	$23,690	$24,282
Salaries	$175,000	$192,500	$205,975	$216,273	$222,761
Insurance	$11,400	$11,685	$11,977	$12,276	$12,582
Equipment Lease	$5,100	$5,100	$5,100	$5,100	$5,100
Repairs & Maintenance	$7,500	$7,687	$7,879	$8,075	$8,276
Legal & Professional Fees	$6,000	$6,150	$6,303	$6,460	$6,621
Operating Profit	$46,500	$59,303	$68,514	$74,875	$77,827

This information is provided by Bakeshack. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2021 Balance Sheet

2021 Income Statement

2022 Balance Sheet

2022 Income Statement

Investment Round Status

Target Raise $30,000

Maximum Raise $60,000

Amount Invested $0

Investors 0

Investment Round Ends November 17th, 2023

Summary of Terms

Legal Business Name Stickman Enterprises LLC dba Bakeshack

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 2%-4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Forecasted milestones

Bakeshack forecasts the following milestones:

Open its first location by Q4 of 2023.

Hire for the following positions by [Aug 2023] : Cashier, Assistant bakers, Assistant pizzaiolo, sales

Achieve $500,000 revenue per year by 2024.

Add more farmer's market locations by Q1 of 2024.

Historical milestones

Bakeshack has been operating since [July 2013] and has since achieved the following milestones:

Will soon open a location in [Artesia, CA]

Joined some of the biggest farmer's markets in Los Angeles and Orange County

Historical financial performance is not necessarily predictive of future performance.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bakeshack to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bakeshack operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bakeshack competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bakeshack's core business or the inability to compete successfully against the with other competitors could negatively affect Bakeshack's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bakeshack's management or vote on and/or influence any managerial decisions regarding Bakeshack. Furthermore, if the founders or other key personnel of Bakeshack were to leave Bakeshack or become unable to work, Bakeshack (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bakeshack and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bakeshack is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bakeshack might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bakeshack is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bakeshack

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bakeshack's financial performance or ability to continue to operate. In the event Bakeshack ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bakeshack nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bakeshack will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bakeshack is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bakeshack will carry some insurance, Bakeshack may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bakeshack could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bakeshack's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bakeshack's management will coincide: you both want Bakeshack to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bakeshack to act conservative to make sure they are best equipped to repay the Note obligations, while Bakeshack might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bakeshack needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bakeshack or management), which is responsible for monitoring Bakeshack's compliance with the law. Bakeshack will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bakeshack is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bakeshack fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bakeshack, and the revenue of Bakeshack can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bakeshack to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Bakeshack. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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